SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                        CARRAMERICA REALTY CORPORATION
                   (FORMERLY NAMED CARR REALTY CORPORATION)
                                 (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
                          (Title of Class of Securities)

                                  14441K 10 3
                                  (CUSIP Number)


                                 DAVID A. ROTH
                           SECURITY CAPITAL U.S. REALTY
                                 69, ROUTE D'ESCH
                                L-1470 LUXEMBOURG
                                (352) 48 78 78
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               DECEMBER 5, 1997
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Sche-dule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this state-ment / /. (A fee is not required only if the reporting person:
         (1) has a previous statement on file reporting beneficial own-ership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 8 Pages




           CUSIP No. 14441K 10 3         13D         Page 2 of 8 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL U.S. REALTY
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                         / /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                 25,078,563 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    25,078,563
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,078,563 (ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        / /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              43% (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                         *SEE INSTRUCTIONS BEFORE FILLING OUT




           CUSIP No. 14441K 10 3         13D        Page 3 of 8 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL HOLDINGS S.A.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                         / /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                 25,078,563 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    25,078,563
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,078,563 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        / /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              43% (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT







                   This Amendment No. 9 is filed by Security Capital U.S. Realty ("Security Capital U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Capital Holdings S.A. ("Holdings"), a corporation or-ganized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "USRealty"), and amends the
         Schedule 13D (the "Schedule 13D") originally filed on November 14, 1995, as amended by Amendment No. 1 ("Amendment No. 1 to the Schedule 13D") filed on May 7, 1996, by Amendment No. 2 ("Amendment No. 2 to the Schedule 13D") filed on July 19, 1996, by Amendment No. 3 ("Amendment No. 3 to the Schedule 13D") filed on July 26, 1996, by Amendment No. 4 ("Amendment No. 4 to the Schedule 13D") filed on November 27, 1996, by Amendment No. 5 ("Amendment No. 5 to the Schedule 13D") filed on December 23, 1996, by Amendment No. 6 ("Amendment No. 6 to the Schedule 13D") filed on February 3, 1997, by Amendment No. 7 ("Amendment No. 7 to the Schedule 13D") filed on April 23, 1997 and by Amendment No. 8 ("Amendment No. 8 to the Schedule 13D") filed on June 4, 1997. This Amendment No. 9 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of CarrAmerica Realty Corporation, a Maryland corporation formerly named Carr Realty Corporation ("Carr"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D, as amended by Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amend-ment No. 3 to the Schedule 13D, Amendment No. 4 to the Schedule 13D, Amendment No. 5 to the 13D, Amendment No. 6 to the
         Schedule 13D, Amendment No. 7 to the Schedule 13D and Amendment No. 8 to the Schedule 13D.

                   This Amendment No. 9 is filed to report the acquisi-tion of certain shares of Common Stock since June 4, 1997. A schedule identifying all transactions involving shares of Com-mon Stock effected by USRealty since June 4, 1997 is included as Annex A hereto which is incorporated by reference herein. Except for the conversion by USRealty of 520,000 shares of Preferred Stock which was purchased by USRealty in October, 1997, each of the transactions was executed in stock market transactions. The funds used by USRealty to purchase such shares were obtained from drawdowns under the Facility Agree-ment and cash on hand.

         ITEM 1.   SECURITY AND ISSUER.

                   No material change.

         ITEM 2.   IDENTITY AND BACKGROUND.

                   No material change except as set forth above.




                                Page 4 of 8 Pages







         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   No material change except as set forth above.

         ITEM 4.   PURPOSE OF TRANSACTION.

                   No material change except as set forth above.

         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                   No material change except as set forth above and be-low.

                   As of December 5, 1997, USRealty beneficially owns 25,078,563 shares of Common Stock. As of December 5, 1997, USRealty owns approximately 43% of the outstanding Common Stock, and approximately 38% on a fully diluted basis, based on the number of outstanding shares of Common Stock and the number of outstanding limited partnership units that are re-deemable for Common Stock or the cash equivalent thereof.

                   Except as set forth herein, to the best knowledge and belief of USRealty, no transactions involving Common Stock have been effected during the past 60 days by USRealty or by its directors, executive officers or controlling persons.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   No material change except as described above.

         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

              The following Exhibits are filed as part of this Schedule
         13D:

         Exhibit 1 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Direc-tor of Security Capital U.S. Realty and of Secu-rity Capital Holdings S.A.

         Exhibit 2 Stock Purchase Agreement, dated as of November 5, 1995, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty (incorporated by reference to Exhibit 5.1 of Carr Realty Corporation's Cur-rent Report on Form 8-K dated November 6, 1995)






                                Page 5 of 8 Pages







         Exhibit 2.1 Amendment No. 1 to the Stock Purchase Agreement, dated as of April 29, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 2.2 Stockholders Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Carr Realty, L.P., Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 2.3 Registration Rights Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 3 Subscription Agreement, dated as of July 17, 1996, by and among CarrAmerica Realty Corpora-tion, Security Capital Holdings S.A. and Secu-rity Capital U.S. Realty

         Exhibit 4 Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security Capital Holdings S.A., Commerzbank Aktiengesell-schaft, as arranger and collateral agent, Com-merzbank International S.A., as administrative agent and the financial institutions listed in
                        Schedule 1 thereto (incorporated by reference to Exhibit 4 of the Schedule 13D, dated June 21, 1996, filed jointly by Security Capital U.S. Re-alty and Security Capital Holdings S.A. with re-spect to the common stock of Regency Realty Cor-poration)

         Exhibit 5 Subscription Agreement, dated as of November 21, 1996, by and among CarrAmerica Realty Corpora-tion, Security Capital Holdings S.A. and Secu-rity Capital U.S. Realty

         Exhibit 6 Subscription Agreement, dated as of December 19, 1996, by and among CarrAmerica Realty Corpora-tion, Security Capital Holdings S.A. and Secu-rity Capital U.S. Realty

         Exhibit 7 Subscription Agreement, dated as of January 31, 1997, by and among CarrAmerica Realty Corpora-tion, Security Capital Holdings S.A. and Secu-rity Capital U.S. Realty




                                Page 6 of 8 Pages


         Exhibit 8 Subscription Agreement, dated as of April 14, 1997, by and among CarrAmerica Realty Corpora-tion, Security Capital Holdings S.A. and Secu-rity Capital U.S. Realty






















































                                 Page 7 of 8 Pages







                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       SECURITY CAPITAL U.S. REALTY



                                       By:    /s/ David A. Roth
                                          Name:   David A. Roth
                                          Title:  Vice President



                                       SECURITY CAPITAL HOLDINGS S.A.



                                       By:    /s/ David A. Roth
                                          Name:   David A. Roth
                                          Title:  Vice President

         December 5, 1997



























                                Page 8 of 8 Pages







                                                           ANNEX A

                    Recent Transactions in the Common Stock
                            by the Reporting Persons

         Except as otherwise indicated, all of the transactions de-scribed below were effected in stock market transactions. The price per share for such transactions includes commis-sions (if any).

         DATE OF                 NUMBER OF                PRICE
         TRANSACTION          SHARES PURCHASED            PER SHARE

         *7/10/97                  520,000                N/A
         11/13/97                   50,000                $29 5/8
         11/19/97                   36,900                $29 11/16
         11/20/97                   43,500                $30
         11/20/97                   13,100                $30
         11/21/97                   28,300                $30 1/16
         11/24/97                   50,000                $30
         11/24/97                   50,000                $30
























         _________________________
         *     Conversion of Preferred Stock to Common Stock.

                                 EXHIBIT INDEX


                                                               SEQUENTIAL
         EXHIBIT                DESCRIPTION                    PAGE NO.


             1       Name, Business Address, and Present           *
                     Principal Occupation of Each Executive
                     Officer and Director of Security Capital
                     U.S. Realty and of Security Capital
                     Holdings S.A.

             2       Stock Purchase Agreement, dated as of         *
                     November 5, 1995, by and among Carr Realty
                     Corporation, Security Capital U.S. Realty and Security Capital Holdings S.A. (incorporated by reference to Exhibit 5.1 of Carr Realty Corporation's Current Report on Form 8-K dated November 6, 1995)

            2.1      Amendment No. 1 to the Stock Purchase         *
                     Agreement, dated as of April 29, 1996,
                     by and among Carr Realty Corporation,
                     Security Capital Holdings S.A. and
                     Security Capital U.S. Realty

            2.2      Stockholders Agreement, dated as of           *
                     April 30, 1996, by and among Carr Realty
                     Corporation, Carr Realty, L.P., Security
                     Capital Holdings S.A. and Security Capital
                     U.S. Realty

            2.3      Registration Rights Agreement, dated as of    *
                     April 30, 1996, by and among Carr Realty
                     Corporation, Security Capital Holdings S.A.
                     and Security Capital U.S. Realty

             3       Subscription Agreement, dated as of July      *
                     17, 1996, by and among CarrAmerica Realty
                     Corporation, Security Capital Holdings S.A.
                     and Security Capital U.S. Realty




         _____________________
         *    Previously filed.







             4       Facility Agreement, dated June 12, 1996,       *
                     by and among Security Capital U.S. Realty,
                     Security Capital Holdings S.A., Commerzbank
                     Aktiengesellschaft, as arranger and collateral agent, Commerzbank International S.A., as administrative agent and the financial institutions listed in Schedule 1 thereto (incorporated by reference to Exhibit 4 of the Schedule 13D, dated June 21, 1996, filed jointly by Security Capital U.S.
                     Realty and Security Capital Holdings S.A.
                     with respect to the common stock of
                     Regency Realty Corporation)

             5       Subscription Agreement, dated as of           *
                     November 21, 1996, by and among CarrAmerica
                     Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

             6 Subscription Agreement, dated as of December * 19, 1996, by and among CarrAmerica Realty
                     Corporation, Security Capital Holdings S.A.
                     and Security Capital U.S. Realty

             7       Subscription Agreement, dated as of January   *
                     31, 1997, by and among CarrAmerica Realty
                     Corporation, Security Capital Holdings S.A.
                     and Security Capital U.S. Realty

             8       Subscription Agreement, dated as of April     *
                     14, 1997, by and among CarrAmerica Realty
                     Corporation, Security Capital Holdings S.A.
                     and Security Capital U.S. Realty













         _____________________
         *    Previously filed.